Exhibit 23.3

Independent Auditors’ Consent

We consent to the use of our report dated September 10, 2010 with respect to the combined statement of revenue and certain expenses of the GRE Portfolio for the year ended December 31, 2009 included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to the fact that the combined statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the U.S. Securities and Exchange Commission and is not intended to be a complete presentation of the GRE Portfolio’s revenue and expenses.

/s/ KPMG LLP

Boston, Massachusetts

October 1, 2010